MISSION COMMUNITY BANCORP

2010 Financial Report


Mission
COMMUNITY BANCORP

OUR MISSION IS YOUR SUCCESS

Board of Directors
Mission Community Bancorp


James W. Lokey
Chairman


William B. Coy
Vice Chairman


Bruce M. Breault
Founding Chairman


George H. Andrews


Howard N. Gould


Richard Korsgaard


Anita M. Robinson


Harry H. Sackrider


Gary E. Stemper


Brooks W. Wise


Stephen P. Yost

Message to the Shareholders

Friends and Shareholders:

A look at the year 2010 reveals a year of ongoing change for Mission Community Bancorp and Mission Community Bank. The changes were substantially positive and created a strong platform for future growth and expansion. While the local, state and national economies continued to feel the influence of very challenging times our customers and many of our local small businesses were also under pressure. However, recently many of our customer businesses began to see a turn towards positive trends and began looking to the future again.

The Board of Directors of Mission Community Bancorp was very active during this time and made some strategic changes which will be fruitful in years to come for our shareholders, customers and our communities. The first being an additional capital investment from our friends at the Carpenter Fund, LLC of $25,000,000. This additional investment further fortified the balance sheet and affords the opportunity to put into place some important strategic decisions. Further, the Private Placement Rights Offering was completed December 15, 2010 with approximately $3.7 Million invested by existing shareholders.

As a part of this strategy, the board of directors welcomed ***James W. Lokey*** to the board as the new Chairman of the Board and as Chief Executive Officer of the Bancorp. Jim's extensive background and knowledge in the local and California banking environment provided a welcome enhancement to the existing management team.

Additionally, the board of directors welcomed ***George H. Andrews and Harry Sackrider*** as new members to the board. George Andrews brings a significant accounting background as a local CPA together with his former experience as Chairman of the Mid State Bankshares Audit Committee. Harry Sackrider, a retired commercial banker with 40+ years of banking and credit experience, was most recently the former Chief Credit Officer of Mid State Bank prior to his retirement in 2007. This enhancement to the existing board of directors and executive management team lends to the balance and strength needed to further the strategic initiatives of the company.

In June 2010, ***Mission Asset Management, Inc.*** (MAM) was created as a subsidiary of Mission Community Bancorp and affiliate to Mission Community Bank solely to facilitate the transfer of "special" assets from the Bank of $23.6 Million, resulting in $17.6 Million in Assets held in MAM, after fair value write downs. This allowed the bank to focus on future growth and development of new business activities. You will find the improved metrics noticeable year over year as we believe that MAM and Bancorp will see upside benefits as the assets are resolved.

The financial statements provided herein reflect the MAM transaction, the injection of $28.7 Million in Capital of which $18.2 Million capitalized MAM and additional $5.5 Million downstreamed to the Bank to replenish the Allowance for Loan and Lease Losses after the fair value write downs.

In first quarter 2011, the growth and expansion is beginning with the establishment of a Food and Agribusiness Loan Division in Oxnard, CA. This is a terrific opportunity to both diversify the portfolio and take advantage of a special niche of lending. We have hired a well seasoned team of professionals to make that happen.

In April 2011, we will see the opening of the new Main Branch located at 3380 South Higuera Street, San Luis Obispo. This office is located at the new headquarters and administrative building and anticipates great lending and banking opportunities to the businesses, professionals and households in the South Higuera/Tank Farm Road corridor.

The management and board of directors remain committed to the mission and business strategy established since inception with renewed vigor and financial strength. We look forward to fulfilling our ongoing pledge to you our shareholders, our customers and our community to be the bank of choice on the Central Coast while providing financial support and service through our commitment to community and economic development.

Thanks to all of you who continue to support Mission Community Bank. You are greatly appreciated.

Sincerely,

James W. Lokey
Chairman of the Board
and Chief Executive Officer

Sincerely,

Anita M. Robinson
President

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

Consolidated Financial Statements
with
Independent Auditors' Reports

December 31, 2010 and 2009

CONTENTS


PERRY-SMITH
THE POWER OF CONFIDENCE


SEC MAIL
RECEIVED
APR 29 2011
PROCESSING
WASH. D.C.
200
SECTION

Perry-Smith LLP
400 Capitol Mall | Suite 1200
Sacramento, CA 95814
www.perry-smith.com
916.441.1000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Mission Community Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheet of Mission Community Bancorp and subsidiaries (the "Company") as of December 31, 2010 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Mission Community Bancorp and subsidiaries for the years ended December 31, 2009 and 2008 were audited by other auditors whose report, dated April 14, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2010 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and subsidiaries as of December 31, 2010 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

March 31, 2011



Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Mission Community Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheets of Mission Community Bancorp and Subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the public company accounting oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and Subsidiary as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California
April 14, 2010

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com
FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

MISSION COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and Due from Banks	$ 10,816,850	$ 8,595,410
Federal Funds Sold	-	-
TOTAL CASH AND CASH EQUIVALENTS	10,816,850	8,595,410
Certificates of Deposit in Other Banks	550,000	425,000
Investment Securities Available for Sale	75,434,942	40,142,412
Loans Held For Sale	15,114,520	903,680
Loans:		
Commercial and Industrial	20,655,933	22,200,974
Agricultural	1,022,394	749,721
Leases, Net of Unearned Income	1,047,412	1,334,740
Construction and Land Development	4,434,674	12,511,994
Real Estate	76,459,659	96,954,983
Consumer	1,490,631	1,754,054
TOTAL LOANS	105,110,703	135,506,466
Allowance for Loan and Lease Losses	(3,197,636)	(5,536,929)
NET LOANS	101,913,067	129,969,537
Federal Home Loan Bank Stock and Other Stock, at Cost	2,682,146	3,002,575
Premises and Equipment	3,199,228	3,254,511
Other Real Estate Owned	3,136,879	2,205,882
Company-Owned Life Insurance	2,979,429	2,885,659
Accrued Interest and Other Assets	1,973,854	1,720,799
TOTAL ASSETS	$217,800,915	$193,105,465

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

LIABILITIES AND SHAREHOLDERS' EQUITY	2010	2009
Deposits:		
Noninterest-Bearing Demand	$ 22,910,002	$ 24,615,530
Money Market, NOW and Savings	70,010,249	54,144,513
Time Deposits Under $100,000	20,396,708	32,064,624
Time Deposits $100,000 and Over	59,922,872	52,945,030
TOTAL DEPOSITS	173,239,831	163,769,697
Other Borrowings	349,458	6,000,000
Junior Subordinated Debt Securities	3,093,000	3,093,000
Accrued Interest and Other Liabilities	1,975,138	1,605,053
TOTAL LIABILITIES	178,657,427	174,467,750
Commitments and Contingencies - Notes E and N		
Shareholders' Equity:		
Preferred Stock - Authorized 10,000,000 Shares:		
Series A - $5 Stated Value; 100,000 Issued and Outstanding Liquidation Value of $500,000	392,194	392,194
Series B - $10 Stated Value; 20,500 Issued and Outstanding Liquidation Value of $205,000	191,606	191,606
Series C - $10 Stated Value; 50,000 Issued and Outstanding Liquidation Value of $500,000	500,000	500,000
Series D - $1,000 Par Value; 5,116 shares Issued and Outstanding Liquidation Value of $5,116,000	5,067,722	5,067,722
Common Stock - Authorized 50,000,000 Shares; Issued and Outstanding: 7,094,274 in 2010 and 1,345,602 in 2009	46,426,603	18,041,851
Additional Paid-In Capital	327,500	242,210
Retained Deficit	(13,219,986)	(6,280,239)
Accumulated Other Comprehensive (Loss) Income - Unrealized (Depreciation) Appreciation on Available-for-Sale Securities	(542,151)	482,371
TOTAL SHAREHOLDERS' EQUITY	39,143,488	18,637,715
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 217,800,915	$193,105,465

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010 and 2009

	2010	2009
INTEREST INCOME		
Interest and Fees on Loans	$ 7,538,488	$ 8,889,166
Interest on Investment Securities	1,296,418	1,259,017
Other Interest Income	46,792	134,476
TOTAL INTEREST INCOME	8,881,698	10,282,659
INTEREST EXPENSE		
Interest on Money Market, NOW and Savings Deposits	482,769	514,393
Interest on Time Deposits	1,192,354	2,150,036
Other Interest Expense	316,161	1,212,181
TOTAL INTEREST EXPENSE	1,991,284	3,876,610
NET INTEREST INCOME	6,890,414	6,406,049
Provision for Loan and Lease Losses	5,800,000	5,055,722
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	1,090,414	1,350,327
NON-INTEREST INCOME		
Service Charges on Deposit Accounts	353,676	333,583
Gain on Sale of Loans	430,317	379,186
Loan Servicing Fees, Net of Amortization	134,747	114,049
Grants and Awards	600,000	80,948
Loss or Writedown of Fixed Assets and Other Real Estate Owned	(486,422)	(474,565)
Gain on Sale of Available-For-Sale Securities	497,224	246,982
Other Income and Fees	182,032	153,084
TOTAL NON-INTEREST INCOME	1,711,574	833,267
NON-INTEREST EXPENSE		
Salaries and Employee Benefits	4,034,552	3,816,574
Occupancy Expenses	1,269,807	1,002,440
Furniture and Equipment	460,007	456,878
Data Processing	743,786	740,870
Professional Fees	588,984	478,353
Marketing and Business Development	144,726	176,758
Office Supplies and Expenses	238,135	255,609
Insurance and Regulatory Assessments	702,327	634,657
Loan and Lease Expenses	192,867	142,636
Other Real Estate Expenses	190,750	36,264
Fees Paid on Prepayment of Borrowed Funds	377,966	-
Other Expenses	542,028	534,163
TOTAL NON-INTEREST EXPENSE	9,485,935	8,275,202
LOSS BEFORE INCOME TAXES	(6,683,947)	(6,091,608)
Income Tax Expense	-	834,951
NET LOSS	$(6,683,947)	$(6,926,559)
Per Share Data (Note O):		
Net Loss - Basic	$(1.54)	$(4.87)

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2010 and 2009

	Preferred Stock	Common Stock		Additional Paid-In Capital	Comprehensive Loss	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount					
Balance at January 1, 2009	$1,083,800	1,345,602	$18,041,851	$ 172,285		$ 863,750	$ 355,137	$20,516,823
Issuance of Series D preferred stock to U.S. Treasury under TARP, net of issuance costs of $48,278	$5,067,722							$ 5,067,722
TARP dividends paid						$(217,430)		(217,430)
Stock-based compensation				$ 69,925				69,925
Comprehensive Loss:								
Net loss					$(6,926,559)	(6,926,559)		(6,926,559)
Less beginning of year unrealized gain on securities sold during the period, net of taxes of $-0-					(271,447)		$(271,447)	(271,447)
Plus net unrealized gain on available-for-sale securities, net of taxes of $-0-					398,681		398,681	398,681
Total Comprehensive Loss					$(6,799,325)			
Balance at December 31, 2009	$6,151,522	1,345,602	$18,041,851	$ 242,210		$(6,280,239)	$ 482,371	$18,637,715
Issuance of common stock in private placement, net of offering expenses of $181,728		5,000,000	$24,818,272					$24,818,272
Issuance of common stock in shareholder rights offering, net of offering expenses of $176,880		748,672	3,566,480					3,566,480
TARP dividends paid						$(255,800)		(255,800)
Stock-based compensation				$ 85,290				85,290
Comprehensive Loss:								
Net loss					$(6,683,947)	(6,683,947)		(6,683,947)
Less beginning of year unrealized gain on securities sold during the period, net of taxes of $-0-					(173,478)		$(173,478)	(173,478)
Net unrealized (loss) on available-for-sale securities, net of taxes of $-0-					(851,044)		(851,044)	(851,044)
Total Comprehensive Loss					$(7,708,469)			
Balance at December 31, 2010	$6,151,522	7,094,274	$46,426,603	$ 327,500		$(13,219,986)	$(542,151)	$39,143,488

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
OPERATING ACTIVITIES		
Net loss	$(6,683,947)	$(6,926,559)
Adjustments to reconcile net loss		
to net cash provided by (used in) operating activities:		
Provision for deferred income taxes	-	832,551
Depreciation	508,011	440,940
Amortization of premium (accretion of discount) on securities and loans, net	479,010	(136,294)
Provision for loan losses	5,800,000	5,055,722
Provision for losses on unfunded loan commitments	-	35,000
Stock-based compensation	85,290	69,925
(Gain) on sale of securities	(497,224)	(246,982)
Write-downs on other real estate	486,422	472,019
Loss on disposal or abandonment of fixed assets	-	2,545
Gain on loan sales	(430,317)	(379,186)
Proceeds from loan sales	6,366,634	6,250,455
Loans originated for sale	(4,787,727)	(5,780,076)
Increase in company owned life insurance	(93,770)	(96,293)
(Increase) decrease in accrued taxes receivable	(2,400)	617,932
Other, net	23,704	(308,972)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,253,686	(97,273)
INVESTING ACTIVITIES		
Net decrease (increase) in Federal Home Loan Bank and other stock	312,100	(246,050)
Maturity (placement) of time deposits in other banks	(125,000)	11,285,000
Purchase of available-for-sale securities	(78,811,493)	(34,441,942)
Proceeds from maturities, calls and paydowns of available-for-sale securities	18,411,337	10,399,966
Proceeds from sales of available-for-sale securities	24,012,103	9,135,234
Net decrease in loans	4,729,528	11,819,537
Additional investments in other real estate owned	(80,948)	-
Proceeds from sale of other real estate owned	1,024,311	-
Purchases of premises and equipment	(452,728)	(1,099,299)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(30,980,790)	6,852,446
FINANCING ACTIVITIES		
Net increase in demand deposits and savings accounts	14,160,208	23,289,704
Net decrease in time deposits	(4,690,074)	(4,324,065)
Net decrease in other borrowings	(5,650,542)	(39,700,000)
Proceeds from issuance of common stock, net of issuance costs	28,384,752	-
Proceeds from issuance of preferred stock, net of issuance costs	-	5,067,722
Payment of dividends	(255,800)	(217,430)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	31,948,544	(15,884,069)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,221,440	(9,128,896)
Cash and cash equivalents at beginning of year	8,595,410	17,724,306
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,816,850	$ 8,595,410
Supplemental disclosures of cash flow information:		
Interest paid	$ 2,063,988	$ 4,039,470
Taxes paid (refunds received)	2,400	(615,532)
Supplemental schedule of non-cash investing activities:		
Unrealized (loss) gain on available-for-sale securities	$ (1,024,522)	$ 127,234
Real estate acquired by foreclosure	2,360,782	1,694,801
Loans transferred from held for investment to held for sale	16,924,504	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of Mission Community Bancorp ("Bancorp") and its subsidiaries, Mission Community Bank ("the Bank") and Mission Asset Management, Inc. ("MAM"), and the Bank's subsidiary, Mission Community Development Corporation ("MCDC"), collectively referred to herein as "the Company." All significant intercompany transactions have been eliminated. The accounting and reporting policies of Mission Community Bancorp and Subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Nature of Operations

Mission Community Bancorp
Bancorp is a California corporation registered as a bank holding company under the Bank Holding Company Act, with no significant operations other than its investment in all of the outstanding common stock of the Bank and MAM. Bancorp's principal source of revenue is dividends from the Bank and MAM.

Mission Community Bank
The Bank has been organized as a single reporting segment and operates four branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles, Arroyo Grande and Santa Maria). In addition, the Bank operates a loan production office in San Luis Obispo, with a primary focus on Small Business Administration ("SBA") lending. Subsequent to December 31, 2010, the Bank created a Food and Agriculture Division, operating through a loan production office in Oxnard, California.

The Bank's primary source of revenue is providing real estate, commercial (including SBA-guaranteed loans) and consumer loans to customers, who are predominately small and middle-market businesses and individuals. The Company and the Bank are certified by the Department of Treasury as Community Development Financial Institutions ("CDFI") with a commitment to focus on providing financial services to low- and moderate-income communities.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. The Bank participated in the FDIC's Transaction Account Guarantee Program (TAGP). Under the program, through December 31, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the TAGP is in addition to and separate from the coverage under the FDIC's general deposit insurance rules.

Mission Asset Management, Inc.
MAM was established to facilitate the orderly sale or resolution of certain foreclosed real estate and lower-quality loans. To that end, in 2010 the Bank reclassified $22.4 million of lower-quality loans (including $10.3 million of nonaccrual loans) to "held for sale," writing down the value of those loans to $16.9 million through charge-offs to the allowance for loan and lease losses. Those loans, along with $1.0 million of other real estate, were sold from the Bank to MAM at the aggregate $17.9 million fair value. On the consolidated balance sheet of Bancorp, these assets are included in loans held for sale and other real estate owned.

Mission Community Development Corporation
MCDC is a community development corporation that provides financing and services loans for small businesses and projects in low- to moderate-income areas. The Board of Directors of MCDC consists of all members of the Board of Directors of the Company. Community development investment is limited to 5% of the Bank's capital and up to 10% with prior approval by the Federal Reserve Board. Operations of MCDC were not material for the years ended December 31, 2010 or 2009.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Mission Community Services Corporation
Mission Community Services Corporation ("MCSC"), an affiliate organization, was organized in 1998 and the corporation was established as a not-for-profit company with Section 501(c)(3) status. MCSC's primary focus is to provide technical support and training services to the underserved segments of the community including small businesses, minorities and low-income entrepreneurs. The Board of Directors of Mission Community Services Corporation includes two representatives from the Company, together with members representing the communities represented. The accounts of MCSC are not included in the Company's consolidated financial statements. See Note M for additional information regarding MCSC.

Segment Information

Management has determined that since all of the banking products and services offered by the Bank are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10% of revenues for the Bank.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year's balances to conform to classifications used in 2010.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from other banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank ("FRB"). The Bank was in compliance with this requirement, which was $852,000 as of December 31, 2010.

The Company maintains amounts due from other banks which may, from time to time, exceed federally insured limits. The Company has not experienced any losses in such accounts and as of December 31, 2010, none of these accounts exceeded the $250,000 FDIC insurance limit.

Investment Securities

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. None of the Company's investment securities were classified as held-to-maturity as of December 31, 2010 or 2009.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported net of taxes as a separate component of other comprehensive income (loss), which is included in shareholders' equity. Premiums or discounts are amortized or accreted into income using the interest method. Interest income is recognized when earned. Realized gains or losses on sales of securities are recorded using the specific identification method.

An investment security is impaired when its amortized cost is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether such a decline in their fair value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, and management does not intend to sell the security or it is more likely than not that the Bank will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income (loss). If management intends to sell the security or it is more likely than not that the Bank will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Loans

Loans that are not classified as held for sale are reported at the principal amount outstanding, less deferred fees, costs, premiums and discounts. Substantially all loan origination fee, commitment fees, direct loan origination costs and purchased premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

The Company may acquire loans through a business combination or a purchase for which differences may exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over the cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected are recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2010 and 2009, there were no loans being accounted for under this policy method.

Loans for which the accrual of interest has been discontinued are designated as non-accrual loans. Loans are classified as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection. Income on such loans is recognized only to the extent that cash is received and where the future collection of principal is probable. Payments received are applied to reduce principal to the extent necessary to ensure collection. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. Restructured workout loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Both non-accrual loans and troubled debt restructurings are generally considered to be impaired. Impairment is measured based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The change in the amount of impairment is reported as either an increase or decrease in the provision for loan and lease losses that otherwise would be reported.

Loans Held for Sale, Loans Sales and Servicing

Included in the portfolio are loans which are 50% to 90% guaranteed by the SBA. SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value. The guaranteed portion of these loans may be sold, with the Company retaining the unguaranteed portion.

The Company has adopted accounting standards issued by the Financial Accounting Standards Board ("FASB") that provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Included in commercial loans at December 31, 2010 is $349,458 in guaranteed portions of SBA loans sold and subject to a 90-day premium refund obligation. In accordance with new accounting standards for the sale of a portion of a loan, the Bank has recorded the proceeds from the sale of the guaranteed portion of those SBA loans, which totaled $385,546, as a secured borrowing and included $349,458 of that amount in other borrowings on the consolidated balance sheet, with the $36,088 deferred premium recorded in other liabilities. Once the premium refund obligation has elapsed the transaction will be recorded as a sale with the guaranteed portions of loans and the secured borrowings removed from the balance sheet and the resulting gain on sale recorded. In February 2011, the SBA eliminated the refund obligation period; the Bank will not be required to defer gain recognition for SBA loan sales after February 15, 2011. The Company accounts for the transfer and servicing of financial assets based on the fair value of financial and servicing assets it controls and liabilities it has assumed, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Fair values are estimated using discounted cash flows based in current market interest rates. For purposes of measuring impairment, servicing assets are stratified based on note rate and term. The amount of impairment recognized, if any, is the amount by which the servicing assets for a stratum exceed their fair value.

The company's investment in the loan is allocated between the retained portion of the loan, the servicing asset, the interest-only (IO) strip, and the sold portion of the loan based on their relative fair values on the date the loan is sold. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. The servicing asset is recognized and amortized over the estimated life of the related loan. The servicing asset is recognized and amortized over the estimated life of the related loan. Assets accounted for as interest-only (IO) strips are recorded at the fair value of the difference between the note rates and the rates paid to purchasers (the interest spread) and contractual servicing fees, if applicable. Significant future prepayments of these loans will result in the recognition of additional amortization of related servicing assets and an adjustment to the carrying value of related IO strips.

At December 31, 2010 and 2009 the Company was servicing $30,712,000 and $26,879,000, respectively, in loans previously sold or participated. The Company has recorded servicing assets related to these sold loans of approximately $201,000 and $197,000 at December 31, 2010 and 2009, respectively. In calculating the gain on sale of SBA loans and the related servicing asset, the Company used the following assumptions for sales recorded in 2010:

	Range	Weighted Average
Discount Rate	5.75% to 7.25%	6.01%
Estimated Life	48 months	48 months

These assumptions are significant determinants on the value ascribed to the servicing asset. Following is a summary of the changes in the balance of the SBA loan servicing asset for 2010 and 2009:

	2010	2009
Balance at Beginning of Year	$ 197,096	$ 187,388
Additions to the Asset	92,341	104,979
Less amortization	(87,975)	(95,271)
Balance at End of Year	$ 201,462	$ 197,096

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2010 and 2009. These assets are included in accrued interest and other assets in the consolidated balance sheets. Amortization of these assets is netted against loan servicing fees in the consolidated statements of operations.

All loans held by the Company's MAM subsidiary are classified as held for sale. Those loans are valued by assessing the probability of borrower default using historical payment performance and available cash flows to the borrower. The projected amount and timing of cash flows expected to be received, including collateral liquidation if repayment weaknesses exist, is then discounted using an effective market rate to determine the fair value as of the reporting date.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of credit losses inherent in the Company's loan portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan and lease losses which is charged to expense. Adjustments to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired loans and general reserves for inherent losses related to loans that are collectively evaluated for impairment.

The determination of the general reserve for loans that are collectively evaluated for impairment is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio segment, internal asset classifications, and qualitative factors to include economic trends in the Company's service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

The Company maintains a separate allowance for each portfolio segment (loan type). These portfolio segments include commercial and industrial (including agricultural production loans), real estate construction (including land and development loans), real estate mortgage (including owner-occupied and non-owner-occupied commercial real estate, residential real estate and other real estate loans) and all other loans (including consumer loans and lease financing). The allowance for loan and lease losses attributable to each portfolio segment, which includes both impaired loans and loans that are not impaired, is combined to determine the Company's overall allowance, which is included on the consolidated balance sheets.

The Company assigns a risk rating to all loans except pools of homogeneous loans and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Company and its regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

Pass – A pass loan meets all of the Company's underwriting criteria and provides adequate protection for the Bank through the paying capacity of the borrower and/or the value and marketability of the collateral.

Special Mention – A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard – A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Substandard loans have a high probability of payment default, or they have other well defined weaknesses, and are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Doubtful – Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Loss – Loans classified as loss are considered uncollectible and are of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be received in the future. Loans classified as loss are charged off immediately.

The general reserve component of the allowance for loan and lease losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment described below.

Construction and land development loans – Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate mortgage loans – Commercial real estate ("CRE") mortgage loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations. Owner-occupied CRE loans are generally considered to be less susceptible to these risks than non-owner-occupied CRE loans because the lender is relying on the operations of the business occupying the property, rather than rental income, to support debt service. In this respect, owner-occupied CRE loans have risks similar to commercial and industrial loans, but with commercial real estate as collateral.

Single family residential real estate loans and home equity lines of credit – The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Commercial and industrial loans – Commercial and industrial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Agricultural land and production loans – Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of the Bank and borrowers: commodity prices and weather conditions.

Consumer and installment loans – An installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, but business loans granted for the purchase of heavy equipment or industrial vehicles may also be included. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Credit card receivables – Credit card receivables generally have a higher rate of default than all other portfolio segments and are also impacted by weak economic conditions and trends.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Bank's primary regulators, the California Department of Financial Institutions and the Federal Reserve Bank, review the adequacy of the allowance as an integral part of their examination process. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Bank also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the consolidated balance sheets.

Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") Stock

The Bank is a member of the Federal Home Loan Bank system and the Federal Reserve Bank of San Francisco. FHLB members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest additional amounts. FRB members are required to own a certain amount of FRB stock based on primarily on the Bank's equity capital. Investments in FHLB and FRB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which range from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan and lease losses, if necessary. Other real estate owned is carried at the lower of the Bank's cost basis or fair value. Fair value is based on current appraisals, adjusted for estimated selling costs and as additional information becomes available or as events warrant. Any subsequent write-downs are charged against operating expenses and may be recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses. Other real estate held by the Company at December 31, 2010 and 2009, totaled $3,136,879 and $2,205,882, respectively, and was recorded net of $743,291 and $368,100 in valuation adjustments, respectively.

Company-Owned Life Insurance

Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. To the extent that evidence indicates deferred tax assets might not be realizable, through probable future taxable income or carry-backs to prior years, a deferred tax valuation allowance is provided.

The Company has adopted guidance issued by the FASB that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Any interest and penalties related to uncertain tax positions would be recorded as part of income tax expense. No such interest or penalties were incurred for in 2009 or 2010.

Comprehensive Income (Loss)

Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income (loss) for the Company.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings (Loss) Per Share ("EPS")

Basic EPS is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. However, diluted EPS is not presented when a net loss occurs because the conversion of potential common stock is anti-dilutive.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Stock-Based Compensation

The cost of equity-based compensation arrangements, including employee stock options, is recognized based on the grant-date fair value of those awards, over the period which an employee is required to provide services in exchange for the award, generally the vesting period. The fair value of each grant is estimated using the Black-Scholes option pricing model. The Plans do not provide for the settlement of awards in cash, and new shares are issued upon exercise of an option.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3: Model based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Bank's estimate of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

See Note S for more information and disclosures relating to the Company's fair value measurements.

Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Update ("ASU") 2009-16, *Accounting for Transfers of Financial Assets (Statement 166)*, which amends previously issued accounting guidance to enhance accounting and reporting for transfers of financial assets, including securitizations or continuing exposure to the risks related to transferred financial assets. Prior to the issuance of Statement 166, transfers under participation agreements and other partial loan sales fell under the general guidance for transfers of financial assets. Statement 166 introduces a new definition for a participating interest along with the requirement for partial loan sales to meet the definition of a participating interest for sale treatment to occur. If a participation or other partial loan sale does not meet the definition, the portion sold should remain on the books and the proceeds recorded as a secured borrowing until the definition is met. Additionally, existing provisions that require the transferred assets to be isolated from the originating institution (transferor), that the transferor does not maintain effective control through certain agreements to repurchase or redeem the transferred assets and that the purchasing institution (transferee) has the right to pledge or exchange the assets acquired were retained. The new provisions became effective on January 1, 2010 and early adoption was not permitted. Under this new standard, the Company's loan participations were not affected, but the Company deferred approximately $36,000 of gains and recorded $349,458 of secured borrowings related to the sale of a portion of certain loans as of December 31, 2010. These gains will be recognized when the warranty periods that precluded the sales from meeting the participating interest standard expire.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurements

In January 2010, the FASB issued FASB ASU 2010-06, *Improving Disclosures about Fair Value Measurements,* which amends and clarifies existing standards to require additional disclosures regarding fair value measurements. Specifically, the standard requires disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. This standard clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities—previously separate fair value disclosures were required for each major category of assets and liabilities. This standard also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, these disclosures are effective for the year ended December 31, 2010. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements becomes effective for the Company for the year beginning on January 1, 2011. The Company adopted this new accounting standard as of January 1, 2010 and the impact of adoption was not material to the consolidated financial statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued FASB ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables (loans) and allowances for loan losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on and after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance has significantly expanded disclosure requirements related to accounting policies and disclosures related to the allowance for loan and lease losses but did not have an impact on the Company's financial position, results of operation or cash flows.

NOTE B - INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets as available for sale. The amortized cost of securities and their approximate fair values at December 31, 2010 and 2009, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities Available-for-Sale:				
December 31, 2010:				
U.S. Government agencies	$ 21,083,113	$ 47,330	$(269,708)	$ 20,860,735
Mortgage-backed securities	49,831,343	214,719	(566,253)	49,479,809
Municipal securities	2,917,460	19,946	(15,157)	2,922,249
Corporate debt securities	1,980,033	20,417	-	2,000,450
Asset-backed securities	165,144	6,555	-	171,699
	$ 75,977,093	$ 308,967	$(851,118)	$ 75,434,942
December 31, 2009:				
U.S. Government agencies	$ 15,442,231	$ 40,425	$(14,139)	$ 15,468,517
Mortgage-backed securities	16,631,325	243,491	(40,158)	16,834,658
Municipal securities	2,917,693	61,066	(5,235)	2,973,524
Corporate debt securities	2,840,493	147,297	-	2,987,790
Asset-backed securities	1,828,299	49,624	-	1,877,923
	$ 39,660,041	$ 541,903	$(59,532)	$ 40,142,412

During 2004, one of the Bank's asset-backed securities was identified as "other than temporarily impaired," and a loss reserve was established for this security. As of December 31, 2010, the gross book value of the security and the reserve was $288,000, for a net book value of $-0-. The security is in non-accrual status. However, interest payments received since May 2010 (when the net book value was reduced to zero) have been credited to interest income.

The scheduled maturities of investment securities at December 31, 2010, were as follows. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Available-for-Sale Securities	
	Amortized Cost	Fair Value
Within one year	$ 1,982,038	$ 2,002,469
Due in one year to five years	20,099,986	19,877,424
Due in five years to ten years	15,676,003	15,675,043
Due in greater than ten years	38,219,066	37,880,006
	$75,977,093	$75,434,942

NOTE B - INVESTMENT SECURITIES - Continued

Included in accumulated other comprehensive loss at December 31, 2010 were net unrealized losses on investment securities available-for-sale of $(542,151). At December 31, 2009, accumulated other comprehensive income included net unrealized gains on available-for-sale securities of $482,371. No deduction was made for income taxes on net unrealized gains (losses) as of December 31, 2010 or 2009. During 2010 and 2009, the Bank sold $24,012,103 and $9,135,234 of investment securities for net gains of $497,224 and $246,982, respectively.

Investment securities in a temporary unrealized loss position as of December 31, 2010 and 2009 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:						
U.S. Government agencies	$ 15,984,370	$269,708	$ -	$ -	$ 15,984,370	$269,708
Mortgage-backed securities	37,274,270	566,253	-	-	37,274,270	566,253
Municipal securities	1,169,107	15,157	-	-	1,169,107	15,157
	$ 54,427,747	$851,118	$ -	$ -	$ 54,427,747	$851,118
December 31, 2009:						
U.S. Government agencies	$ 4,420,862	$ 14,139	$ -	$ -	$ 4,420,862	$ 14,139
Mortgage-backed securities	5,712,226	40,158	-	-	5,712,226	40,158
Municipal securities	875,414	5,235	-	-	875,414	5,235
	$ 11,008,502	$ 59,532	$ -	$ -	$ 11,008,502	$ 59,532

As of December 31, 2010, the Company held 26 securities that had been in an unrealized loss position for less than 12 months. No securities have been in an unrealized loss position for 12 months or longer as of December 31, 2010. The unrealized losses relate principally to changes in market interest rate conditions. Other than the one impaired asset-backed security noted previously, none of the Bank's securities has exhibited a decline in value as a result of changes in credit risk and all continue to pay as scheduled. When analyzing the issuer's financial condition, management considers the length of time and extent to which the market value has been less than cost; the historical and implied volatility of the security; the financial condition of the issuer of the security; and the Bank's intent and ability to hold the security to recovery. As of December 31, 2010, management does not have the intent to sell these securities nor does it believe it is more likely than not that it will be required to sell these securities before maturity or the recovery of amortized cost basis. Based on the Bank's evaluation of the above and other relevant factors, the Bank does not believe the securities that are in an unrealized loss position as of December 31, 2010 are other than temporarily impaired.

Investments securities carried at $5,969,000 and $5,133,000 as of December 31, 2010 and 2009, respectively, were pledged to secure public deposits as required by law. As of December 31, 2010, securities carried at $18,126,000 were pledged to secure potential borrowings from the Federal Home Loan Bank of San Francisco, as described in Note G.

NOTE C - LOANS

The Bank's loan portfolio consists primarily of loans to borrowers within the Central Coast area of California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are concentrated in those industries and in that geographic area. As of December 31, 2010, 65% of the loan portfolio was secured by commercial real estate (including construction and land development loans as well as loans secured by non-farm, non-residential and multi-family residential properties). Under guidelines for commercial real estate ("CRE") lending issued by the bank regulatory agencies in 2006, which generally excludes owner-occupied properties from the definition of commercial real estate, CRE loans represented 36% of the loan portfolio as of December 31, 2010.

Included in total loans are deferred loan origination costs (net of deferred loan origination fees) of $126,000 and $(21,000) at December 31, 2010 and 2009, respectively. As of December 31, 2010, loans totaling $60,681,000 were pledged to secure potential borrowings from the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank of San Francisco, as described in Note G.

NOTE D - CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES

An allowance for loan and lease losses is provided for loans held for investment (i.e., not held for sale), as more fully described in Note A. Loans held for sale are carried on the consolidated balance sheets at the lower of cost or fair value, therefore no related allowance for loan losses is provided. Following is a summary of the changes in the Bank's allowance for loan and lease losses for the years ended December 31:

	2010	2009
Balance at Beginning of Year	$ 5,536,929	$ 3,942,219
Provision for Loan and Lease Losses Charged to Expense	5,800,000	5,055,722
Loans Charged Off:		
Loans Held for Investment	(2,697,683)	(3,504,435)
Fair Value Adjustments Upon Reclassification to Held for Sale	(5,488,275)	-
Recoveries on Loans Previously Charged Off	46,665	43,423
Balance at End of Year	$ 3,197,636	$ 5,536,929

NOTE D - CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES - Continued

The following table shows the Bank's loan portfolio (excluding loans held for sale) allocated by management's internal risk ratings as of the dates indicated:

	Risk Ratings				
	Pass	Special Mention	Substandard	Doubtful	Total Loans
As of December 31, 2010:					
Construction and land development	$ 2,931,755	$ 178,859	$ 1,324,060	$ -	$ 4,434,674
Commercial real estate - owner-occupied	29,589,847	-	1,023,112	-	30,612,959
Commercial real estate - non-owner-occupied	22,476,929	6,076,667	781,182	-	29,334,778
Residential real estate	15,322,355	-	-	-	15,322,355
All other real estate	1,315,552	-	-	-	1,315,552
Commercial and industrial	14,872,858	149,744	876,629	13,161	15,912,392
Consumer and all other loans and lease financing	8,045,670		132,323	-	8,177,993
Total Loans	$ 94,554,966	$6,405,270	$ 4,137,306	$ 13,161	$105,110,703
As of December 31, 2009:					
Construction and land development	$ 3,080,538	$2,214,971	$ 6,864,638	$ 351,847	$ 12,511,994
Commercial real estate - owner-occupied	26,941,215	1,031,158	9,516,471	228,440	37,717,284
Commercial real estate - non-owner-occupied	29,305,237	666,052	6,935,698	-	36,906,987
Residential real estate	17,321,125	323,266	1,753,235	-	19,397,626
All other real estate	1,327,005	-	1,953,695	-	3,280,700
Commercial and industrial	12,425,343	325,034	2,722,300	13,209	15,485,886
Consumer and all other loans and lease financing	9,237,181	-	968,808	-	10,205,989
Total Loans	$ 99,637,644	$4,560,481	$30,714,845	$ 593,496	$135,506,466

During 2010 the Bank reclassified $22,412,779 million of loans with risk ratings of substandard or doubtful to "held for sale," adjusting the carrying value of those loans by $5,488,275, to reflect their approximate fair values, through charge-offs to the allowance for loan losses. Those loans were sold from the Bank to MAM following the adjustment to fair value. As of December 31, 2010, loans held for sale totaled $15,115,000, of which $10,012,000 was impaired.

NOTE D - CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES - Continued

The following table shows information related to impaired loans (excluding loans held for sale) as of and for the year ended December 31, 2010 (amounts in thousands):

	As of December 31, 2010			For the Year Ended December 31, 2010	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized While Impaired
Impaired Loans With a Related Allowance for Loan and Lease Losses:					
Construction and land development	$ -	$ -	$ -	$1,817,286	$ -
Commercial real estate - owner-occupied	-	-	-	2,052,618	-
Commercial real estate - non-owner-occupied	-	-	-	1,392,994	-
Residential real estate	-	-	-	94,452	-
All other real estate	-	-	-	-	-
Commercial and industrial	1,010,361	1,424,431	9,025	1,193,407	-
Consumer and all other loans and lease financing	-	-	-	225,686	-
Total Impaired Loans With An Allowance Recorded	1,010,361	1,424,431	9,025	6,776,443	-
Impaired Loans With No Related Allowance for Loan and Lease Losses:					
Construction and land development	355,899	374,935	-	307,199	-
Commercial real estate - owner-occupied	325,504	396,450	-	46,169	-
Commercial real estate - non-owner-occupied	-	-	-	958,361	-
Residential real estate	-	-	-	-	-
All other real estate	-	-	-	-	-
Commercial and industrial	300,951	321,892	-	298,712	27,296
Consumer and all other loans and lease financing	-	-	-	-	-
Total Impaired Loans With No Allowance Recorded	982,354	1,093,277	-	1,610,441	27,296
Total Loans Individually Evaluated for Impairment:					
Construction and land development	355,899	374,935	-	2,124,485	-
Commercial real estate - owner-occupied	325,504	396,450	-	2,098,787	-
Commercial real estate - non-owner-occupied	-	-	-	2,351,355	-
Residential real estate	-	-	-	94,452	-
All other real estate	-	-	-	-	-
Commercial and industrial	1,311,312	1,746,323	9,025	1,492,119	27,296
Consumer and all other loans and lease financing	-	-	-	225,686	-
Total Loans Individually Evaluated For Impairment	$ 1,992,715	$ 2,517,708	$ 9,025	$8,386,884	$ 27,296
Loans Collectively Evaluated for Impairment:					
Construction and land development	$ 4,078,775	$ 4,078,775	$ 530,473		
Commercial real estate - owner-occupied	30,287,455	30,287,455	165,181		
Commercial real estate - non-owner-occupied	29,334,778	29,334,778	696,239		
Residential real estate	15,322,355	15,322,355	501,008		
All other real estate	1,315,552	1,315,552	3,289		
Commercial and industrial	14,601,080	14,601,080	1,012,215		
Consumer and all other loans and lease financing	8,177,993	8,177,993	123,727		
Unallocated	-	-	156,479		
Total Loans Collectively Evaluated For Impairment	$103,117,988	$103,117,988	$3,188,611		
Total Loans:					
Construction and land development	$ 4,434,674	$ 4,453,710	$ 530,473		
Commercial real estate - owner-occupied	30,612,959	30,683,905	165,181		
Commercial real estate - non-owner-occupied	29,334,778	29,334,778	696,239		
Residential real estate	15,322,355	15,322,355	501,008		
All other real estate	1,315,552	1,315,552	3,289		
Commercial and industrial	15,912,392	16,347,403	1,021,240		
Consumer and all other loans and lease financing	8,177,993	8,177,993	123,727		
Unallocated	-	-	156,479		
Total Loans	$105,110,703	$105,635,696	$3,197,636		

NOTE D - CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES - Continued

Information on impaired loans as of and for the year ended December 31, 2009, follows:

	2009
Impaired Loans:	
Impaired Loans With a Related Allowance for Loan Losses	$ 672,355
Impaired Loans With No Related Allowance for Loan Losses	5,721,257
Total impaired loans	$ 6,393,612
Related Allowance for Loan Losses	$ 66,821
Average Recorded Investment in Impaired Loans	6,312,843
Interest Income Recognized for Cash Payments While Impaired	184,492
Total Loans on Non-accrual	5,891,045
Total Loans Past Due 90 Days or More and Still Accruing	-

The following table shows an aging analysis of the loan portfolio (excluding loans held for sale) by delinquency status as of the dates indicated:

	Recorded Balance of Loans Past Due							
	30-59 Days	60-89 Days	90+ Days	Total Past Due	Current	Total Loans	Loans 90+ Days Past Due and Accruing	Loans in Non-Accrual Status
As of December 31, 2010:								
Construction and land development	$ -	$ -	$ -	$ -	$ 4,434,674	$ 4,434,674	$ -	$ -
Commercial real estate - owner-occupied	-	681,402	-	681,402	29,931,557	30,612,959	-	640,890
Commercial real estate - non-owner-occupied	-	-	-	-	29,334,778	29,334,778	-	-
Residential real estate	-	-	-	-	15,322,355	15,322,355	-	-
All other real estate	-	-	-	-	1,315,552	1,315,552	-	-
Commercial and industrial	237,088	165,120	821,334	1,223,542	14,688,850	15,912,392	-	1,351,825
Consumer and all other loans and lease financing	37,996	-	-	37,996	8,139,997	8,177,993	-	-
Total Loans	$275,084	$ 846,522	$ 821,334	$1,942,940	$103,167,763	$105,110,703	$ -	$ 1,992,715
As of December 31, 2009:								
Construction and land development	$ -	$1,738,385	$ 633,638	$2,372,023	$ 10,139,971	$ 12,511,994	$ -	$ 2,028,085
Commercial real estate - owner-occupied	-	-	596,655	596,655	37,120,629	37,717,284	-	1,074,713
Commercial real estate - non-owner-occupied	-	846,604	1,648,808	2,495,412	34,411,575	36,906,987	-	1,648,808
Residential real estate	-	-	-	-	19,397,626	19,397,626	-	-
All other real estate	-	-	-	-	3,280,700	3,280,700	-	-
Commercial and industrial	352,078	231,659	889,285	1,473,022	14,012,864	15,485,886	-	1,139,439
Consumer and all other loans and lease financing	-	-	-	-	10,205,989	10,205,989	-	-
Total Loans	$352,078	$2,816,648	$3,768,386	$6,937,112	$128,569,354	$135,506,466	$ -	$ 5,891,045

Included in impaired loans are troubled debt restructurings. A troubled debt restructuring is a formal restructure of a loan where the Bank, for economic reasons related to the borrower's financial difficulties, grants a concession to the borrower. Such concessions may be granted in various forms, including reduction in the standard interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date. There were no troubled debt restructurings in accruing status and less than 90 days past due as of December 31, 2010, and $831,000 as of December 31, 2009. The Bank has no commitments to lend additional funds to customers with loans classified as troubled debt restructurings.

NOTE E - PREMISES AND EQUIPMENT AND OTHER REAL ESTATE OWNED

A summary of premises and equipment as of December 31 follows:

	2010	2009
Land	$ 976,498	$ 976,498
Buildings	766,943	766,943
Leasehold Improvements	1,353,254	1,312,691
Furniture, Fixtures, and Equipment	3,325,217	2,942,724
	6,421,912	5,998,856
Accumulated Depreciation and Amortization	(3,222,684)	(2,744,345)
Net Premises and Equipment	$ 3,199,228	$ 3,254,511

The Bank has entered into operating leases for its branches and operating facilities, which expire at various dates through 2024. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases was $819,000 in 2010 and $676,000 in 2009.

At December 31, 2010, the approximate future minimum annual expense under these leases for the next five years is as follows:

2011	$ 814,969
2012	806,619
2013	632,195
2014	567,247
2015	567,247
Later years	4,868,872
	$ 8,257,149

The minimum rental payments shown above are given for the existing lease obligations only and do not represent a forecast of future rents. Future increases in rent are not included unless the increases are scheduled and currently determinable.

Included in the above table are obligations under a 15-year lease for an administrative office in San Luis Obispo, California, in which the Bank also intends to open a full-service branch at a future date. Currently the lease provides for rentals of $39,139 per month.

Following is a summary of the changes in the balance of other real estate owned for 2010 and 2009:

	2010	2009
Balance at Beginning of Year	$ 2,205,882	$ 983,100
Real Estate Acquired by Foreclosure	2,360,782	1,694,801
Additional Investments in Other Real Estate	80,948	-
Sales of Other Real Estate	(1,050,542)	-
Write-downs of Other Real Estate	(460,191)	(472,019)
Balance at End of Year	$ 3,136,879	$ 2,205,882

NOTE F - DEPOSITS

At December 31, 2010, the scheduled maturities of time deposits are as follows:

Due in One Year	$ 62,831,374
Due in One to Two Years	16,791,078
Due in Two to Three Years	697,128
	$ 80,319,580

One of the Bank's customers comprised $34.1 million, or 19.7%, of the Bank's total deposits as of December 31, 2010. Deposit overdrafts reclassified as loan balances were $1,006 and $5,495 as of December 31, 2010 and 2009, respectively.

NOTE G - OTHER BORROWINGS

Other borrowings on the December 31, 2010 balance sheet of $349,458 consists of proceeds from the sale of SBA loans that have been sold but are subject to a 90-day premium refund obligation. Once the 90-day premium refund obligation period has elapsed, the transaction will be recorded as a sale, with the loans and the secured borrowings removed from the balance sheet and the resulting gain on sale ($36,000) recorded in the consolidated statement of operations. See Note A for further discussion of loans held for sale.

As of December 31, 2009, other borrowings was comprised of fixed rate advances from the Federal Home Loan Bank of San Francisco, with $3,000,000 scheduled to mature in 2010 and $3,000,000 scheduled to mature in 2013. In October 2010 the Bank chose to prepay the remaining FHLB borrowings, incurring a prepayment penalty of $377,966, which is included in non-interest expenses.

As of December 31, 2010, loans of approximately $98 million and securities of approximately $18 million were pledged to the FHLB to secure potential borrowings. Utilizing that collateral, the Bank had the capability to borrow up to $40.8 million from the FHLB. That borrowing capacity could be increased by another $7.7 million if additional securities were pledged as collateral.

As of December 31, 2010, the Bank also had access to the Federal Reserve Bank of San Francisco's ("FRB-SF") "Discount Window" for additional secured borrowing should the need arise. However, no loans or securities had been pledged to secure those potential borrowings as of that date.

The Bank also has a $4.0 million unsecured borrowing line with a correspondent bank. As of December 31, 2010, there was no balance outstanding on this line.

NOTE H - JUNIOR SUBORDINATED DEBT SECURITIES

On October 14, 2003, the Company issued $3,093,000 of junior subordinated debt securities (the "debt securities") to Mission Community Capital Trust, a statutory trust created under the laws of the State of Delaware. These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on October 7, 2033. Interest is payable quarterly on these debt securities at 3-mo. LIBOR plus 2.95% for an effective rate of 3.24% as of December 31, 2010. The debt securities can be redeemed at par.

The Company also purchased a 3% minority interest in Mission Community Capital Trust. The balance of the equity of Mission Community Capital Trust is comprised of mandatorily redeemable preferred securities. Mission Community Capital Trust is not consolidated into the Company's financial statements. The Federal Reserve Board has ruled that subordinated notes payable to unconsolidated special purpose entities ("SPE's") such as Mission Community Capital Trust, net of the bank holding company's investment in the SPE, qualify as Tier 1 Capital, subject to certain limits.

NOTE I - INCOME TAXES

The income tax expense for the years ended December 31, 2010 and 2009 is comprised of the following:

	2010	2009
Current Taxes:		
Federal	$ -	$ -
State	-	2,400
	-	2,400
Deferred	(2,835,105)	(2,615,033)
Change in Valuation Allowance	2,835,105	3,447,584
Income Tax Expense	$ -	$ 834,951

A comparison of the federal statutory income tax rates to the Company's effective income tax (benefit) follows:

	2010		2009	
	Amount	Rate	Amount	Rate
Federal Tax Rate	$(2,272,542)	34.0 %	$(2,071,147)	34.0 %
California Franchise Taxes, Net of Federal Tax Benefit	(483,493)	7.2 %	(439,100)	9.2 %
Allowance for Deferred Tax Assets	2,835,105	(42.4)%	3,447,584	(72.2)%
Interest on Municipal Securities and Loans	(93,152)	1.4 %	(90,654)	1.9 %
Increase in Cash Surrender Value of Company-Owned Life Insurance	(31,882)	0.5 %	(32,740)	0.7 %
Other Items - Net	45,964	(0.7)%	21,008	(0.4)%
Income Tax Expense	$ -	0.0 %	$ 834,951	(26.8)%

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.

NOTE I - INCOME TAXES - Continued

The following is a summary of the components of the net deferred tax asset (liability) accounts recognized in the accompanying consolidated balance sheets:

	2010	2009
Deferred Tax Assets:		
Allowance for Loan Losses Due to Tax Limitations	$ 374,332	$ 1,904,860
Reserve for Impaired Security	118,370	120,100
Other Real Estate Owned	499,764	388,514
Interest on Non-Accrual Loans	78,831	1,705
Net Operating Loss Carryforwards	6,652,809	2,311,916
Charitable Contribution Carryforwards	91,726	86,161
Other	171,432	179,674
Deferred Tax Assets Before Valuation Allowance	7,987,264	4,992,930
Deferred Tax Valuation Allowance	(7,408,574)	(4,573,469)
Total Deferred Tax Assets	578,690	419,461
Deferred Tax Liabilities:		
Deferred Loan Costs	(196,377)	(210,697)
Depreciation Differences	(82,682)	(125,645)
BEA Award Deferred for Tax Purposes	(225,757)	-
Other	(73,874)	(83,119)
Total Deferred Tax Liabilities	(578,690)	(419,461)
Net Deferred Tax Assets	$ -	$ -

The valuation allowance was established because of the Company's ongoing operating losses and cumulative deficit position. The Company has net operating loss carry forwards of approximately $16,127,000 for federal income and $16,350,000 for California franchise tax purposes. The federal and California net operating loss carry forwards, to the extent not used, will expire from 2028 through 2030.

As of December 31, 2010, tax years for 2007 through 2010 remain open to audit by the Internal Revenue Service and by the California Franchise Tax Board. In the opinion of management, all significant tax positions taken, or expected to be taken, by the Company in any open tax year would more likely than not be sustained upon examination by the tax authorities.

NOTE J - STOCK OPTION PLANS

The Company adopted in 1998 a stock option plan under which 180,000 shares of the Company's common stock may be issued. The 1998 Plan has been terminated with respect to the granting of future options under the Plan. In 2008 the Company adopted and received shareholder approval for the Mission Community Bancorp 2008 Stock Incentive Plan. The 2008 Plan provides for the grant of various equity awards, including stock options. A total of 201,840 common shares may be issued under the 2008 Plan. Options are granted at a price not less than 100% of the fair value of the stock on the date of grant, generally for a term of ten years, with vesting occurring ratably over five years. The Plans do not provide for the settlement of awards in cash, and new shares are issued upon exercise of an option. The Plans provide for acceleration of vesting of all options upon change in control of the Company. The Company recognized in 2010 and 2009 stock-based compensation of $85 thousand and $70 thousand, respectively, which represents the fair value of options vested during those years. No income tax benefits related to that stock-based compensation were recognized in 2010.or 2009.

On July 1, 2010, the Company granted to its chief executive officer options to purchase a total of 100,368 shares of common stock at an exercise price of $5.00 per share (equal to the grant date fair value of the Company's common stock). These non-qualified stock options were granted under the 2008 Plan, vest over three years, and expire ten years after the date of grant. The fair value ascribed to those options, using the Black-Scholes option pricing model, was $2.85 per share, or a total of $286,050. Additional assumptions used in determining the fair value of options granted in 2010 included: stock price volatility of 45.6% and a 1.80% risk-free rate of return. No options were granted in 2009.

A summary of the status of the Company's fixed stock option plans as of December 31, 2010 and changes during the year is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value of In-the-Money Options
Outstanding at Beginning of Year	87,564	$ 16.44		
Granted	100,368	5.00		
Exercised	-			
Forfeited/Expired	(4,500)			
Outstanding at End of Year	183,432	$ 10.39	7.4 Years	$ -
Options Vested at Year-End	58,426	$ 16.44	3.7 Years	$ -
Options Vested or Expected to Vest	183,432	$ 10.39	7.4 Years	$ -
Weighted-Average Fair Value of Options Granted During the Year		$ 2.85		

No options were exercised in 2010 or 2009.

As of December 31, 2010, the Company has unvested options outstanding with unrecognized compensation expense totaling $329,000, which is scheduled to be recognized as follows:

2011	$133,000
2012	133,000
2013	63,000
Total unrecognized compensation cost	$329,000

NOTE K - DEFINED CONTRIBUTION PLAN

The Company has adopted a defined contribution plan, the Mission Community Bank 401k Profit Sharing Plan ("the 401k Plan"), covering substantially all employees fulfilling minimum age and service requirements. Matching and discretionary employer contributions to the 401k Plan are determined annually by the Board of Directors. The expense for the 401k Plan was $(5,000) in 2010 and $36,000 in 2009. The negative expense in 2010 was due to an adjustment to the December 31, 2009, accrued 401k Plan liability.

NOTE L - PREFERRED AND COMMON STOCK

Series A Preferred Stock – the Series A Preferred Stock has a $5.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one-half share of voting common stock of the Company. Series A shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a two-for-one exchange) in any dividends declared on the Company's common stock. Series A shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series A shares will be entitled to a liquidation preference of $5.00 per share before the holders of common stock receive any distributions and after the holders of common stock receive distributions of $10.00 per share, all distributions will be on the same basis (as if converted on a one-for-two exchange). These shares were issued for $392,194 (net of issuance costs of $107,806) pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

Series B Preferred Stock – the Series B Preferred Stock has a $10.00 stated value and is non-voting, non-convertible and non-redeemable. Series B shares are not entitled to any fixed rate of return but do participate on the same basis in any dividends declared on the Company's common stock. In the event of liquidation, the holders of Series B shares will be entitled to a liquidation preference of $10.00 per share before the holders of common stock receive any distributions. Additionally, in the event of a specified "change in control event" (including certain mergers or sales of assets), holders of the Series B Preferred Stock shall be entitled to receive payment on the same basis as the holders of the common stock of the Company. These shares were issued for $191,606 (net of issuance costs of $13,394) pursuant to an investment from the National Community Investment Fund ("NCIF"). In connection with this investment, NCIF also purchased 29,500 shares of the Company's common stock for $10.00 per share. As part of the investment agreement, the Company by covenant agreed that so long as NCIF or any successor owns and holds any of the Shares to remain a CDFI and to meet certain reporting requirements.

Series C Preferred Stock – the Series C Preferred Stock has $10.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one share of voting common stock of the Company. Series C shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a one-to-one exchange) in any dividends declared on the Company's common stock. Series C shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series C shares will be entitled to a liquidation preference of $10.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) before the holders of common stock receive any distributions. These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

NOTE L - PREFERRED AND COMMON STOCK - Continued

Series D Preferred Stock – On January 9, 2009, in exchange for aggregate consideration of $5,116,000, Mission Community Bancorp issued to the United States Department of the Treasury ("the Treasury") a total of 5,116 shares of a new Series D Fixed Rate Cumulative Perpetual Preferred Stock (the "Series D Preferred") having a liquidation preference of $1,000 per share. This transaction was a part of the Capital Purchase Program of the Treasury's Troubled Asset Relief Program (TARP). The $5.1 million in new capital was subsequently invested in Mission Community Bank as Tier 1 capital. The Series D Preferred pays cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series D Preferred may not be redeemed during the first three years after issuance except from the proceeds of a "Qualified Equity Offering." Thereafter, Mission Community Bancorp may elect to redeem the Series D Preferred at the original purchase price plus accrued but unpaid dividends, if any.

Common Stock – As of December 31, 2010 and 2009, the Company had 7,094,274 and 1,345,602 shares, respectively, of common stock outstanding.

On December 22, 2009, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Carpenter Fund Manager GP, LLC, (the "Manager") on behalf of and as General Partner of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund—CA, L.P. (the "Investors"). On April 27, 2010, there was an initial closing (the "Initial Closing") under the Securities Purchase Agreement, as amended, by and between the Company and the Manager on behalf of the Investors. At the Initial Closing the Investors purchased an aggregate of 2,000,000 shares of the common stock of the Company paired with warrants to purchase 2,000,000 shares of the common stock of the Company for an aggregate purchase price of $10,000,000. The warrants are exercisable for a term of five years from issuance at an exercise price of $5.00 per share and contain customary anti-dilution provisions.

On June 15, 2010, the Investors purchased an aggregate of 3,000,000 additional shares of common stock and warrants to purchase 3,000,000 shares of common stock at a purchase price of $5.00 per unit of one share of common stock and one warrant in the second closing under the Securities Purchase Agreement (the "Second Closing"), for an aggregate purchase price of $15,000,000.

The Company used a substantial majority of the proceeds from the First and Second Closings to enable a newly-formed wholly owned subsidiary of the Company, Mission Asset Management, Inc., to purchase from the Bank certain non-performing loans and other real estate owned assets.

The Securities Purchase Agreement further provided that the Company would conduct a rights offering to its existing shareholders, pursuant to which each shareholder was offered the right to purchase 15 additional shares of common stock, paired with a warrant, for each share held, at a price of $5.00 per unit of common stock and warrant. The rights offering commenced on October 8, 2010, and closed on December 15, 2010, with the issuance of 748,672 shares of common stock and warrants to purchase 748,672 shares of common stock, for an aggregate purchase price of $3,743,360.

Prior to the Initial Closing, the Manager was the largest shareholder of the Company, beneficially owning 333,334 shares of the common stock of the Company or 24.7% of the issued and outstanding shares. Following the Second Closing and the Rights Offering, the Manager is the beneficial owner of 5,333,334 shares of the common stock of the Company (not including warrants) or 75.2% of the issued and outstanding shares.

NOTE M - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following is a summary of the activity in these loans:

	2010	2009
Balance at the beginning of the year	$ 205,247	$ 4,986,295
New loans and advances	13,047	112,254
Repayments	(3,075)	(1,938)
Reclassifications (persons no longer considered related parties)	(13,406)	(4,891,364)
Balance at the end of the year	$ 201,813	$ 205,247

Deposits from related parties held by the Bank totaled approximately $1,511,000 at December 31, 2010, and $1,714,000 at December 31, 2009.

During 2008, Bancorp pledged certificates of deposit in an unaffiliated bank totaling $75,000 as collateral for borrowings of MCSC under a line of credit. One of the certificates matured in 2009 and was replaced by a certificate for $25,000, which has been pledged as collateral for the line of credit. As of December 31, 2010, MCSC had borrowed $15,000 on the line. No potential liability was recognized by Bancorp as of December 31, 2010, because the outstanding balance on the line is expected to be repaid with funds to be received from other sources, including a grant program through the U.S. Small Business Administration. During 2009 Bancorp made cash contributions to MCSC totaling $709. No cash contributions were made to MCSC during 2010.

NOTE N - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2010	2009
Commitments to Extend Credit	$ 19,832,000	$ 18,219,000
Standby Letters of Credit	901,000	301,000
	$ 20,733,000	$ 18,520,000

NOTE N - COMMITMENTS AND CONTINGENCIES - Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

The Bank has established an allowance for possible losses on unfunded loan commitments in the amount of $105,000, which is included in other liabilities in the consolidated balance sheets. To date, no losses have been charged against this allowance.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company and the Bank. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

NOTE O - LOSS PER SHARE

The following is a reconciliation of net loss and shares outstanding to the loss and number of shares used in the computation of loss per share:

	2010	2009
Average common shares outstanding during the year (used for basic EPS)	4,388,691	1,345,602
Net loss	$(6,683,947)	$(6,926,559)
Less loss and dividends allocated to preferred stock:		
Convertible preferred (Series A and C)	(153,902)	(487,278)
Non-convertible preferred (Series B)	(31,550)	(99,892)
Non-convertible TARP preferred (Series D)	255,800	217,430
Total income (loss) allocated to preferred stock	70,348	(369,740)
Net loss allocated to common stock	$(6,754,295)	$(6,556,819)
Basic loss per common share	$ (1.54)	$ (4.87)

NOTE P - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE P - REGULATORY MATTERS - Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the Federal Reserve Board categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's prompt corrective action category. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

	Actual		Amount of Capital Required			
			To Be Well-Capitalized		To Be Adequately Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total Capital (to Risk-Weighted Assets)	$ 21,649	17.20%	$12,587	10.0%	$10,069	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 20,054	15.93%	$ 7,552	6.0%	$ 5,035	4.0%
Tier 1 Capital (to Average Assets)	$ 20,054	10.18%	$ 9,852	5.0%	$ 7,881	4.0%
As of December 31, 2009:						
Total Capital (to Risk-Weighted Assets)	$ 22,053	14.22%	$15,509	10.0%	$12,407	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 20,069	12.94%	$ 9,306	6.0%	$ 6,204	4.0%
Tier 1 Capital (to Average Assets)	$ 20,069	9.59%	$10,462	5.0%	$ 8,369	4.0%

The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. Cash dividends are limited by the California Financial Code to the lesser of the Bank's retained earnings or its net income for the last three fiscal years, less any dividends or other capital distributions made during those periods. Under this rule, due to the Bank's 2010 and 2009 net losses, regulatory approval is required as of December 31, 2010, for any dividend distributions from the Bank to Bancorp. However, dividend distributions from the Bank would not downgrade the Bank's prompt corrective action status from well-capitalized to adequately-capitalized unless they exceeded $9,062,000.

The California Corporation Law provides that a corporation, such as Bancorp, may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, under the law a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1.25 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities.

NOTE Q - GRANTS AND AWARDS

In 2010 the Bank received a $600,000 grant from the Bank Enterprise Award ("BEA") program of the Department of the Treasury, based on lending activity of the Bank in 2009. In 2009 the Bank received an $81,000 BEA award. These awards were recognized in non-interest income.

Although the Bank is a certified CDFI bank and expects to continue to apply for various grants and awards, there can be no assurance that it will receive similar future grants or awards.

NOTE R - MISSION COMMUNITY BANCORP (Parent Company Only)

Following are the separate financial statements for Mission Community Bancorp (parent company only):

Mission Community Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	2010	2009
ASSETS		
Cash	$ 4,067,105	$ 842,766
Time deposits in other banks	50,000	75,000
Investment in subsidiary bank	19,533,493	20,570,694
Investment in non-bank subsidiary	17,969,083	-
Other real estate owned	565,000	565,000
Other assets	97,005	104,628
TOTAL ASSETS	$ 42,281,686	$ 22,158,088
LIABILITIES AND SHAREHOLDERS' EQUITY		
Junior subordinated debt securities	$ 3,093,000	$ 3,093,000
Due to Mission Community Bank	9,019	377,433
Other liabilities	36,179	49,940
TOTAL LIABILITIES	3,138,198	3,520,373
TOTAL SHAREHOLDERS' EQUITY	39,143,488	18,637,715
	$ 42,281,686	$ 22,158,088

CONDENSED STATEMENTS OF OPERATIONS

	2010	2009
Interest income	$ 26,877	$ 22,604
Interest expense	103,263	116,092
Net interest expense	(76,386)	(93,488)
Less salaries and benefits	464,441	202,006
Less other expenses	311,909	356,636
Loss before equity in undistributed income of subsidiary	(852,736)	(652,130)
Equity in undistributed loss of subsidiaries	(5,831,211)	(6,274,429)
Net loss	$(6,683,947)	$(6,926,559)

NOTE R - MISSION COMMUNITY BANCORP (Parent Company Only) - Continued

CONDENSED STATEMENTS OF CASH FLOWS

	2010	2009
Operating activities:		
Net loss	$(6,683,947)	$(6,926,559)
Adjustments to reconcile net loss		
to net cash provided by (used in) operating activities:		
Loss of subsidiaries	5,831,211	6,274,429
Stock-based compensation	47,675	-
Write-downs on other real estate	-	250,000
Income tax refunds received	-	615,532
Other, net	(374,552)	241,483
Net cash provided by (used in) operating activities	(1,179,613)	454,885
Investing activities:		
Maturity of time deposits in other banks	25,000	-
Purchase of other real estate from subsidiary	-	(815,000)
Investment in bank subsidiary	(5,500,000)	(5,116,000)
Investment in non-bank subsidiary	(18,250,000)	-
Net cash (used in) investing activities	(23,725,000)	(5,931,000)
Financing activities:		
Proceeds from issuance of common stock, net of issuance costs	28,384,752	-
Proceeds from issuance of preferred stock, net of issuance costs	-	5,067,722
Cash dividends paid	(255,800)	(217,430)
Net cash provided by financing activities	28,128,952	4,850,292
Net increase (decrease) in cash	3,224,339	(625,823)
Cash at beginning of year	842,766	1,468,589
Cash at end of year	$ 4,067,105	$ 842,766

NOTE S - FAIR VALUE MEASUREMENT

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of investment securities available for sale are determined by obtaining quoted market prices (Level 1), if available. If quoted market prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities. Rather than relying exclusively on quoted prices for specific securities, matrix pricing relies on the securities' relationship to other benchmark quoted securities (Level 2).

In certain cases where there is limited activity or less transparency for inputs to the valuation, securities are classified in Level 3 of the valuation hierarchy. For instance, the Bank has one security in its available-for-sale portfolio that has been assessed as "impaired" since 2004. Due to the illiquidity in the secondary market for this security and the lack of observable inputs to the estimation process, this fair value estimate cannot be corroborated by observable market data. Therefore, management concluded that Level 3 pricing was more appropriate for this security. There were no changes in the valuation techniques used during 2010 or 2009 and there were no transfers into or out of Levels 1 and 2 of the fair value hierarchy during the year ended December 31, 2010.

NOTE S - FAIR VALUE MEASUREMENT - Continued

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or market value. The fair value of SBA loans held for sale is determined using quoted market prices for similar assets (Level 2). The fair value of loans held for sale by the Company's MAM subsidiary are valued by assessing the probability of borrower default using historical payment performance and available cash flows to the borrower. The projected amount and timing of cash flows expected to be received, including collateral liquidation if repayment weaknesses exist, is then discounted using an effective market rate to determine the fair value as of the reporting date (Level 3).

SBA Loan Servicing Rights: SBA loan servicing rights are initially recorded at fair value in accordance with FASB guidance regarding accounting for transfers of financial assets. Subsequent measurements of servicing assets use the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment subsequent to initial recording. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, risk grade and loan type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. SBA loan servicing rights do not trade in an active market with readily observable prices. Accordingly, the Bank determines the fair value of loan servicing rights by estimating the present value of the future cash flows associated with the loans being serviced. Key economic assumptions used in measuring the fair value of loan servicing rights include prepayment speeds and discount rates. While market-based data is used to determine the input assumptions, the Bank incorporates its own estimates of assumptions market participants would use in determining the fair value of loan servicing rights (Level 3).

Impaired Loans: Except for certain loans held for sale, the Company does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral, (2) the present value of the expected cash flows from the loan, or (3) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. In cases where the carrying amount exceeds the fair value less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected (Level 3).

NOTE S - FAIR VALUE MEASUREMENT - Continued

Assets and liabilities measured at fair value on a recurring basis are summarized below:

(in thousands)	Fair Value Measurements Using			
December 31, 2010	Level 1	Level 2	Level 3	Total
Available for sale securities:				
U.S. Government agencies	$ -	$ 20,861	$ -	$ 20,861
Mortgage-backed securities	-	49,480	-	49,480
Municipal securities	-	2,922	-	2,922
Corporate debt securities	-	2,000	-	2,000
Asset-backed securities	-	172	-	172
Total available-for-sale securities	-	75,435	-	75,435
Loans held for sale	-	-	15,115	15,115
Total assets measured at fair value on a recurring basis	$ -	$ 75,435	$ 15,115	$ 90,550
December 31, 2009				
Available for sale securities:				
U.S. Government agencies	$ -	$ 15,468	$ -	$ 15,468
Mortgage-backed securities	-	16,835	-	16,835
Municipal securities	-	2,974	-	2,974
Corporate debt securities	-	2,987	-	2,987
Asset-backed securities	-	1,869	9	1,878
Total available-for-sale securities	-	40,133	9	40,142
Loans held for sale	-	-	904	904
Total assets measured at fair value on a recurring basis	$ -	$ 40,133	$ 913	$ 41,046

SBA loan servicing rights, which are carried at the lower of cost or fair value, have resulted in no write-down or valuation allowance as of December 31, 2010.

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

(in thousands)	Fair Value Measurements Using				Full Year
December 31, 2010:	Level 1	Level 2	Level 3	Total	Gains (Losses)
Financial assets measured at fair value on a non-recurring basis:					
Impaired loans, net of specific reserves--					
Commercial and industrial	$ -	$ -	$ 1,010	$ 1,010	$ (648)
Commercial real estate - owner-occupied	-	-	326	326	(97)
Construction and land development	-	-	356	356	(10)
Total impaired loans, net of specific reserves	$ -	$ -	$ 1,692	$ 1,692	$ (755)
Non-financial assets measured at fair value on a non-recurring basis:					
Other real estate owned	$ -	$ -	3,137	$ 3,137	$ (486)
December 31, 2009:					
Financial assets measured at fair value on a non-recurring basis:					
Impaired loans, net of specific reserves--					
Commercial and industrial	$ -	$ -	$ 606	$ 606	$ (153)
Commercial real estate - owner-occupied	-	-	63	63	(9)
Commercial real estate - non-owner-occupied	-	-	1,649	1,649	(576)
Construction and land development	-	-	2,028	2,028	(564)
Total impaired loans, net of specific reserves	$ -	$ -	$ 4,346	$ 4,346	$ (1,302)
Non-financial assets measured at fair value on a non-recurring basis:					
Other real estate owned	$ -	$ -	2,206	$ 2,206	$ (472)

NOTE S - FAIR VALUE MEASUREMENT - Continued

Total losses of $755,000 and $1,302,000 represent impairment charges recognized during the years ended December 31, 2010 and 2009, respectively related to the above impaired loans. There were no changes in the valuation techniques used during 2010.

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and 2009:

(in thousands)	**Level 3 Securities Available for Sale and Loans Held for Sale**	
	2010	**2009**
Balance at beginning of year	$ 913	$ 1,297
Securities transfered into Level 3	-	92
Net decrease in SBA loans held for sale	(904)	(361)
Loans held for sale transfered into Level 3	16,925	-
Settlements - principal reductions in loans held for sale	(1,749)	-
Securities valuation reserve	(9)	(115)
Loans held for sale valuation reserve	(61)	-
Balance at end of year	$ 15,115	$ 913

NOTE T - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

NOTE T - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash and short-term investments are considered to approximate fair value. Short-term investments include federal funds sold and interest bearing deposits in other banks. The fair values of investment securities are generally based on quoted matrix pricing. The fair value of loans (including loans held for sale) are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available. The carrying amounts of FHLB and FRB stock approximate their fair values. These investments are carried at cost and are redeemable at par with certain restrictions. The fair value of company-owned life insurance policies is based on current cash surrender values at each reporting date provided by the insurers. The fair value of accrued interest receivable approximates its carrying value.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities. The fair value of accrued interest payable approximates its carrying value.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The estimated fair value of financial instruments is summarized as follows:

	December 31,			
	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and due from banks	$10,817,000	$ 10,817,000	$ 8,595,000	$ 8,595,000
Interest-bearing deposits in other banks	550,000	550,000	425,000	425,000
Investment securities	75,435,000	75,435,000	40,142,000	40,142,000
Loans held for sale	15,115,000	15,115,000	904,000	904,000
Loans, net	101,913,000	102,926,000	129,970,000	131,859,000
Federal Home Loan Bank and other stocks	2,682,000	2,682,000	3,003,000	3,003,000
Company-owned life insurance	2,979,000	2,979,000	2,886,000	2,886,000
Accrued interest receivable	697,000	697,000	730,000	730,000
Financial Liabilities:				
Deposits	173,240,000	173,590,000	163,770,000	164,174,000
Other borrowings	349,000	349,000	6,000,000	6,087,000
Junior subordinated debt securities	3,093,000	1,333,000	3,093,000	3,090,000
Accrued interest payable	180,000	180,000	253,000	253,000

Making a Difference in Your Community

In 2010, Mission Community Bank and our employees contributed time and resources to support these organizations.

Affordable Housing Trust Fund
Agape Christian Fellowship
AIDS Support Network
Allan Hancock College
American Cancer Society
American Heart Association
American Red Cross
Arroyo Grande Historical Society
Arroyo Grande Little League
Arts Obispo
Atascadero Babe Ruth
Atascadero High School Boosters
Big Brothers Big Sisters
Boy Scouts of America
Boys and Girls Clubs
Cal CPA
Cal Poly Business Advisory
Cal Poly Alumni Association
Cal Poly Mustang Athletics
California Energy Commission
California Men's Colony
California Mid-State Fair
Camp Hapitok
CASA
Central Coast Women's Network
Chamber of Commerce, Arroyo Grande
Chamber of Commerce, Paso Robles
Chamber of Commerce, San Luis Obispo
Children's Health Initiative of SLO County
City of San Luis Obispo
Coastal Business Finance
Community Action Partnership
Creston 4H
Cuesta College Foundation
Daniel E. Lewis Middle School
Economic Vitality Corporation
El Camino School
Exchange Club
Family Care Network
Five Cities AYSO
Five Cities Women's Network
Food Bank Coalition of SLO
Foundation for the Performing Arts Center
French Hospital Foundation
Friends of Paso Robles Library
Girl Scouts of America
Golden State Classic Car Show
Heritage Foundation
Hesperia Hall Foundation
Highlands Church
Hospice Partners
Hotline of SLO
Housing Authority of SLO
Housing Trust Fund
HR Association of the Central Coast
Institute for Discovery
Institute for Sustainable Living
Jacks Helping Hand
KCBX Public Radio
Kermit King Elementary School
Kiwanis Club - Santa Maria
Kiwanis Club - Nipomo
Kiwanis Club - Paso Robles
Kiwanis Club – SLO
Kiwanis Club - Templeton
Latino Outreach Council
Literacy Council
Loaves and Fishes
Mission Community Services Corporation
Mountainbrook Community Church
Nonprofit Support Center
North County Exchange Club
Optimist Club of Five Cities
Osher Institute of Lifetime Learning
Parks 4 Pups
Paso Robles Children's Museum
Paso Robles FFA
Paso Robles High School Band
Paso Robles Main Street Association
Paso Robles Vintners & Growers Association
Paso Robles Wine Country Alliance
Peace Christian School
People's Kitchen
People's Self Help Housing
Prado Day Care Center for Homeless
Private Industry Council
Quota International
Rotary Club of SLO Daybreak
Rotary Club of Arroyo Grande
Rotary Club de Tolosa
Santa Maria Contractors Association
Santa Maria Natural History Museum
Santa Maria Police Council
Santa Maria Valley Humane Society
SCORE
SEARCH
Second Chance at Love
Sexual Assault Recovery & Prevention Center
Sierra Vista Regional Medical Center
SLO Children's Museum
SLO Community Foundation
SLO County Cattlemen's Association
SLO County Office of Education
SLO Downtown Association
SLO High School
SLO Leadership Foundation
SLO Police Officers Association
SLO Regional Rideshare
SLO Symphony
SLO Little Theatre
SLO Women's Shelter
Small Business Development Center
Special Olympics
St. Joseph High School
St. Louis de Montfort Church
The Sister Project
The Nature Corps
Toys for Tots
UCSB Economic Forecast
United Blood Services
United Way
US Green Building Council
Wellness Community of the Central Coast
Women in Business
Women's Business Partners
Women's Community Center
Women for Community
Woods Humane Society
YMCA

Our Mission: ***to provide financial support and services by promoting community development and economic vitality.***

	2010 Quantity	2010 Amount	Since 1998 Quantity	Since 1998 Amount
Total Loans Made	165	$31,032,014	4,254	$921,574,410
Total Loans Benefiting Low-Income Target Market	106	$23,613,402	2,832	$600,184,939
New Small Business Loans	87	$10,074,891	1,438	$342,198,113
New SBA Guaranteed Loans	26	$4,675,900	485	$99,244,064
Jobs Created/Retained by Small Business Loans Made	771		5,490	
Small Business Loans to Women & Minorities	17	$1,051,000	379	$62,958,487
Affordable Housing Development Financing			315	$55,642,834
Total Volunteer Hours by Officers and Staff	4,689		30,902	
Total of Sponsorships and Donations		$42,025		$1,129,170


Mission
COMMUNITY BANCORP

Stock Symbol MISS

Mission Community Bank

Main Office Administration Building	Downtown San Luis Obispo	Paso Robles	Arroyo Grande	Santa Maria	Oxnard Loan Office
3380 South Higuera Street	581 Higuera Street	1226 Park Street	154 West Branch Street	1670 South Broadway	300 Esplanade Drive #1140
(805) 269-2000	(805) 782-5000	(805) 237-4200	(805) 994-9000	(805) 621-5200	(805) 288-5990

www.MissionCommunityBank.com